UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

LIGHTSPEED COMMERCE INC.
(Name of Issuer)
SUBORDINATE VOTING SHARES
(Title of Class of Securities)

53229C107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53229C107	Schedule 13G/A

1.NAME OF REPORTING PERSON

Dax Dasilva
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
14,091,166(1)

6. SHARED VOTING POWER
0

7. SOLE DISPOSITIVE POWER
14,091,166(1)

8. SHARED DISPOSITIVE POWER
0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,091,166(1)
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.5%(2)
12. TYPE OF REPORTING PERSON
IN

(1)Consists of 13,954,466 Subordinate Voting Shares beneficially owned by Dax Dasilva, 112,344 Subordinate Voting Shares which Dax Dasilva has the right to acquire within 60 days after December 31, 2021 upon the exercise of stock options, and 24,356 Subordinate Voting Shares which Dax Dasilva has the right to acquire within 60 days after December 31, 2021 upon the settlement of restricted share units.
(2)Based on 148,393,618 Subordinate Voting Shares outstanding as of December 31, 2021 and the aggregate number of Subordinate Voting Shares that Dax Dasilva may acquire within 60 days of December 31, 2021 through the settlement of restricted share units into Subordinate Voting Shares or the exercise of stock options exercisable into Subordinate Voting Shares.

CUSIP No. 53229C107	Schedule 13G/A

1.NAME OF REPORTING PERSON

DHIDasilva Holdings Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
14,091,166(1)

6. SHARED VOTING POWER
0

7. SOLE DISPOSITIVE POWER
14,091,166(1)

8. SHARED DISPOSITIVE POWER
0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,091,166(1)
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.5%(2)
12. TYPE OF REPORTING PERSON
CO

(1)Dax Dasilva owns all equity interests in DHIDasilva Holdings Inc.
(2)Based on 148,393,618 Subordinate Voting Shares outstanding as of December 31, 2021 and the aggregate number of Subordinate Voting Shares that Dax Dasilva may acquire within 60 days of December 31, 2021 through the settlement of restricted share units into Subordinate Voting Shares or the exercise of stock options exercisable into Subordinate Voting Shares.

CUSIP No. 53229C107	Schedule 13G/A

Item 1.

(a)     Name of Issuer:

Lightspeed Commerce Inc.

(b)    Address of Issuer’s Principal Executive Offices:

700 Saint-Antoine Street East,
Suite 300
Montréal, Québec, Canada
H2Y 1A6
Item 2.

(a)The names of the persons (collectively, the “Reporting Persons”) filing this Schedule 13G (this “Statement”) are:

Dax Dasilva
DHIDasilva Holdings Inc.
(b)The principal business office for each of the Reporting Persons is:

700 Saint-Antoine Street East,
Suite 300
Montréal, Québec, Canada
H2Y 1A6
(c)Citizenship
Canada
(d)Title of Class of Securities
Subordinate Voting Shares
(e)CUSIP Number
53229C107

Item 3. Filing Category.

    Not applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned: See Item 9 of each cover page.
(b)Percent of class: See Item 11 of each cover page.
(c)Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii)Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii)Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv)Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

CUSIP No. 53229C107	Schedule 13G/A

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 53229C107	Schedule 13G/A
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

Dax Dasilva

/s/ Dax Dasilva
Signature

DHIDasilva Holdings Inc.

/s/ Dax Dasilva
Signature
Title:	President and Secretary

CUSIP No. 53229C107	Schedule 13G/A
Exhibit Index to Schedule 13G/A

Exhibit 1    Joint Filing Agreement, dated February 8, 2022, by and among Dax Dasilva and DHIDasilva Holdings Inc.

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of Subordinate Voting Shares of Lightspeed Commerce Inc., and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13G provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 8, 2022

Dax Dasilva

/s/ Dax Dasilva
Signature

DHIDasilva Holdings Inc.

/s/ Dax Dasilva
Signature
Title:	President and Secretary